Exhibit 99.1

Delta Technology Holdings Limited Warrants to Remain
Listed on Nasdaq Pending Review of its Ordinary Share Listing Application

Jiangsu, China, December 16, 2014 -- Delta Technology Holdings Limited (“Delta” or “the Company”), (formerly CIS Acquisition Ltd.) (NASDAQ: CISAW) announced today that on December 11, 2014, the Nasdaq Hearings Panel determined to grant the Company’s request to have its warrants remain listed on The Nasdaq Stock Market (“Nasdaq”), subject to certain conditions.

The Panel’s decision was based upon the Company’s December 4, 2014 appeal of the Nasdaq Staff’s decision to delist the Company’s warrants from Nasdaq due to a failure to comply with Listing Rule 5560(a), which requires, in part, that warrants listed on Nasdaq must have an underlying security that is also listed on Nasdaq or is a Covered Security.

The Panel’s continued listing decision is conditioned upon Delta’s application for its ordinary shares listing on the Nasdaq being approved by the Listing Qualifications Staff on or before April 29, 2015.

The Company is working to have its ordinary shares resume trading on Nasdaq. The Company completed its initial business combination on September 19, 2014, and on October 1, 2014, the Company’s Series A Shares ceased trading on Nasdaq.

About Delta Technology Holdings Ltd.

Founded in 2007, Delta is a leading China-based fine and specialty chemical company producing and distributing organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), PCT/OCT downstream products, unsaturated polyester resin (“UPR”), maleic acid (“MA”) and other by-product chemicals. The end application markets of the Company’s products include Automotive, Pharmaceutical, Agrochemical, Dye & Pigments, Aerospace, Ceramics, Coating-Printing, Clean Energy and Food Additives. Delta has approximately 300 employees, 25% of whom are highly-qualified experts and technical personnel. The Company serves more than 380 clients in various industries.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading “Forward Looking Statements” and those factors captioned as “Risk Factors” in CIS’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by CIS.

CONTACT INFORMATION

Delta Technology Holdings Ltd.

Richard Yan, Chief Financial Officer

Phone: +86 511-8673-3102 (China)

Email: richard@krcprc.com.cn

INVESTOR RELATIONS

The Equity Group Inc.

Katherine Yao, Associate

+86 10-6587-6435

kyao@equityny.com

Adam Prior, Senior Vice President

(212) 836-9606

aprior@equityny.com